Exhibit 99.81

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CannTrust Holdings Inc.

3280 Langstaff Road, Unit 1

Vaughan, Ontario L4K 4Z8

Item 2.	Date of Material Change

May 16, 2018

Item 3.	News Releases

A press release in the form of Schedule A attached hereto was disseminated on May 16, 2018 via Cision news service.

Item 4.	Summary of Material Change

CannTrust Holdings Inc. (TSX:TRST) (“CannTrust” or the “Company”), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, has announced that it has entered into a revised agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and GMP Securities L.P. (together the “Co-Lead Underwriters” and, collectively with the syndicate, the “Underwriters”), pursuant to which the Underwriters will purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 9,700,000 units (the “Units”) of the Company at a price of $9.00 per Unit (the “Offering Price”) for aggregate gross proceeds of $87,300,000 (the “Offering”).

Item 5.	Full Description of Material Change

5.1       Full Description of Material Change

See Schedule A attached.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following officer of the Company may be contacted for further information:

Ian Abramowitz, Chief Financial Officer

647 872-2300

IAbramowitz@canntrust.ca

Item 9.	Date of Report

This report is dated this 16th day of May, 2018.

Schedule A

CANNTRUST HOLDINGS INC. ANNOUNCES UPSIZE OF PREVIOUSLY ANNOUNCED OFFERING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

VAUGHAN, ON – MAY 16, 2018 – CannTrust Holdings Inc. (TSX:TRST) (“CannTrust” or the “Company”), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced that it has entered into a revised agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and GMP Securities L.P. (together the “Co-Lead Underwriters” and, collectively with the syndicate, the “Underwriters”), pursuant to which the Underwriters will purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 9,700,000 units (the “Units”) of the Company at a price of $9.00 per Unit (the “Offering Price”) for aggregate gross proceeds of $87,300,000 (the “Offering”).

Each Unit will consist of one common share (a “Common Share”) and one-half of one common share purchase warrant (each full common share purchase warrant, a “Warrant”) of the Company. Each Warrant will be exercisable to acquire one common share of the Company for a period of two years following the closing date of the Offering at an exercise price of $12.00 per common share, subject to adjustment in certain events. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $18.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,455,000 Units at the Offering Price, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering. The over-allotment option may be exercised to acquire Units, common shares and/or warrants of the Company. If the over-allotment option is exercised in full, an additional $13,095,000 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be $100,395,000.

The Units will be offered by way of a short form prospectus to be filed in all provinces of Canada (except Quebec). The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Offering is expected to close on or about June 5, 2018 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 60,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information used in this press release includes statements relating to the timing for the completion of the Offering and the use of proceeds therefrom. The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances, including those relating to: general economic conditions, the expected timing and cost of completing the Offering, and the Company’s intentions with respect to the use of proceeds from the Offering. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust’s Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Naveen Islam, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

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